

10032177


SEC MAIL PROCESSING
RECEIVED
NOV 2 6 2010
WASH, D.C.
200 SECTION

* AB 12/6

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 49696

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/09 (MM/DD/YY) AND ENDING 09/30/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Haywood Securities (USA) Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2000 - 400 Burrard Street
(No. and Street)

Vancouver	BC	V6C 3A6
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Charles Dunlap, Chief Financial Officer — 604-697-7108
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *if individual, state last, first, middle name*)

700 West Georgia Street	Vancouver	BC	V7Y 1C7
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AB 12/08

OATH OR AFFIRMATION

I, Charles Dunlap, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Haywood Securities (USA) Inc., as of September 30, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

Chief Financial Officer

Title

CHRISTI McAULEY
SUITE 1810
1111 WEST GEORGIA STREET
VANCOUVER, B.C. V6E 4M3
Barrister & Solicitor



Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*


CAPITAL
MARKETS

HAYWOOD USA

HAYWOOD SECURITIES (USA) INC.

STATEMENT OF FINANCIAL CONDITION

(IN U.S. DOLLARS)

September 30, 2010

1011-1210160

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM


SEC MAIL PROCESSING
RECEIVED
NOV 2 6 2010
WASH, D.C.
200
SECTION

To the Stockholder of
Haywood Securities (U.S.A.) Inc.

We have audited the accompanying statement of financial condition of **Haywood Securities (U.S.A.) Inc.** as of September 30, 2010. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform an audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. We are not engaged to perform an audit of the Company's internal control over financial reporting. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, this financial statement referred to above presents fairly, in all material respects, the financial position of **Haywood Securities (U.S.A.) Inc.** at September 30, 2010 in conformity with accounting principles generally accepted in the United States.

Ernst & Young LLP

Vancouver, Canada,
November 19, 21010.

Chartered Accountants



STATEMENT OF FINANCIAL CONDITION

As of September 30
(expressed in US dollars)

	2010
	$
ASSETS	
Cash	3,559,212
Restricted cash *[note 5]*	411,668
Accounts receivable	30,569
Prepaid expenses	12,877
Due from customers	5,268
Due from brokers/dealers *[note 8]*	682,923
Deposits and amounts receivable from brokers/dealers *[note 6]*	104,723
Due from Haywood Securities Inc., without interest or stated terms of repayment *[note 8]*	102,785
Total assets	4,910,025
LIABILITIES AND STOCKHOLDER'S EQUITY	
Accounts payable and accrued liabilities	113,405
Income taxes payable	20,074
Due to customers	974,302
Due to brokers/dealers *[note 8]*	5,268
Total liabilities	1,113,049
Contingencies and commitments *[note 9]*	
Stockholder's equity	
Common stock *[note 7]*	100
Retained earnings	3,796,976
Total stockholder's equity	3,797,076
Total liabilities and stockholder's equity	4,910,125

See accompanying notes

On behalf of the Board:


Director


Director



NOTES TO STATEMENT OF FINANCIAL CONDITION

September 30, 2010
[Expressed in U.S. dollars]

1. NATURE OF OPERATIONS

Haywood Securities (U.S.A.) Inc. [the "Company"] is a broker/dealer registered with the Securities and Exchange Commission ["SEC"] and is a member of the Financial Industry Regulatory Authority. The Company was incorporated under the laws of British Columbia, Canada on September 9, 1996.

The Company is a wholly owned subsidiary of Haywood Securities Inc., a Canadian company.

The Company's primary source of revenue is commission income relating to securities trade execution for U.S. resident clients. The Company clears all transactions with and for retail clients through Southwest Securities, Inc. and self clears all institutional business directly. The Company generally does not handle nor hold any client monies and securities relating to client accounts in the normal course of business, although the Company is authorized to do so.

2. SIGNIFICANT ACCOUNTING POLICIES

This statement of financial condition has been prepared in accordance with accounting principles generally accepted in the United States. The significant accounting policies are as follows:

Securities transactions and commissions

Customers' securities transactions are recorded on a settlement-date basis, with related commission income and expenses recorded on a trade-date basis.

Marketable securities are valued at fair value at the financial statement date. Fair value is generally based on published market prices, quoted prices from dealers, recent market transactions or on such other information and valuation methods as may be reasonable in the circumstances.

Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates.



[Expressed in U.S. dollars]

Foreign currency translation

The functional currency of the Company is the U.S. dollar. Monetary asset and liability accounts denominated in foreign currencies are translated into United States dollars at the exchange rate in effect at the financial statement date. Revenues and expenses denominated in foreign currencies are translated at the exchange rate in effect at the transaction date. Gains and losses from currency transactions are included in the determination of net income for the year.

Income taxes

The amount of current and deferred income taxes payable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered.

3. CHANGE IN ACCOUNTING POLICIES

Accounting for uncertainty in income taxes

On July 13, 2006, the Financial Accounting Standards Board ["FASB"] released Accounting Standards Codification ["ASC"] No.740 ["ASC 740"], formerly known as FASB Interpretation No. 48, *Accounting for Uncertainty in Income Taxes*. ASC 740 provides guidance on how uncertain tax positions should be recognized, measured, presented and disclosed in the financial statement. ASC 740 requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions have a "more-likely-than-not" probability of being sustained by the applicable tax authority. Tax positions deemed to not meet the more-likely-than-not threshold would be recorded as a tax benefit or expense in the reporting period in which they are realized. The Company adopted the standard effective October 1, 2009 with no impact on its statement of financial condition. The Company recognizes interest accrued related to unrecognized tax benefits and penalties in operating expenses. The Company files income tax returns in the Canadian jurisdiction. The Company is no longer subject to Federal or Provincial examinations by tax authorities for years before 2006.



[Expressed in U.S. dollars]

In May 2009, the FASB issued ASC No. 855 ["ASC 855"], *Subsequent Events*, formerly referenced as SFAS No. 165, *Subsequent Events* to establish general standards of accounting for and disclosure of subsequent events. ASC 855 renames the two types of subsequent events as recognized subsequent events or non-recognized subsequent events and to modify the definition of the evaluation period for subsequent events as events or transactions that occur after the statement of financial condition date, but before the financial statement is issued. This will require entities to disclose the date, through which an entity has evaluated subsequent events and the basis for that date. ASC 855 is effective for annual financial periods ending after June 15, 2010. The Company adopted the standard effective October 1, 2009 with no impact on its financial statement.

4. FINANCIAL INSTRUMENTS

The Company's financial instruments consist of cash, restricted cash, accounts receivable, amounts due to/from customers, amounts due to/from broker/dealers, deposits and amounts receivable from brokers/dealers, amounts due from Haywood Securities Inc., and accounts payable and accrued liabilities. It is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments. The fair value of these financial instruments approximates their carrying values, unless otherwise noted.

Credit risk

The Company's exposure to credit risk arises from the possibility that a counterparty to a transaction might fail to perform under its contractual commitment, resulting in a financial loss to the Company. The risk is managed by the Company's overall credit risk management framework, including monitoring credit exposures, obtaining collateral, limiting transactions with specific counterparties and assessing the creditworthiness of counterparties.

Market risk

Market risk is the risk that a change in market prices, interest rate levels, indices, liquidity and other market factors will result in losses.

The Company is exposed to market risk as a result of its dealing in equity securities. The Company mitigates its market risk exposure through controls to limit the concentration levels and capital usage within its accounts.



[Expressed in U.S. dollars]

Fair value measurements

ASC 820, *Fair Value Measurements*, defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels: Level 1 inputs are unadjusted quoted prices in active markets for identical assets or liabilities the Company has the ability to access; Level 2 inputs are inputs, other than quoted prices in active markets, that are either directly or indirectly observable; Level 3 inputs are unobservable inputs for the asset or liability that rely on management's assumptions about how the market participants would price the asset or liability.

All of the Company's financial assets and liabilities which are reported at fair value meet the definition of Level 1 inputs.

5. RESTRICTED CASH

Cash on deposit of $411,668 is segregated in a special reserve bank account for the exclusive benefit of clients under Rule 15c3-3 of the SEC.

6. DEPOSITS AND AMOUNTS RECEIVABLE FROM BROKERS/DEALERS

Under the terms of the fully disclosed clearing agreement with Southwest Securities Inc., the Company is required to maintain a clearing deposit. The clearing deposit was $51,061 as at September 30, 2010.



[Expressed in U.S. dollars]

7. COMMON STOCK

	2010 $
Authorized	
10,000 common shares without par value	
Issued and outstanding	
10 common shares	100

8. RELATED PARTY TRANSACTIONS

Related party transactions not disclosed elsewhere in the financial statements are as follows:

[a] At September 30, 2010, amounts due to/from broker/dealers represent amounts due to/from the Company's parent, Haywood Securities Inc., for failed settlements on trades executed in the normal course of business.

[b] Included in due from Haywood Securities Inc. are non-interest bearing amounts due on demand owed to the Company relating to commissions due for trades cleared by Haywood Securities Inc. on behalf of the Company.

9. CONTINGENCIES AND COMMITMENTS

The Company applies the provisions of ASC 460, *Guarantor's Accounting and Disclosure Requirements for Guarantees*, including Indirect Guarantees of Indebtedness of Others, which provides accounting and disclosure requirements for certain guarantees. The Company has agreed to indemnify Southwest Securities, Inc., the clearing broker, for losses that it may sustain from the customer accounts introduced by the Company. At September 30, 2010, the total amount of customer balances maintained by its clearing broker subject to such indemnification was $1,689. In accordance with applicable margin lending practices, customer balances are typically collateralized by customer securities or supported by other types of recourse provisions.



[Expressed in U.S. dollars]

10. REGULATORY NET CAPITAL REQUIREMENTS

The Company follows the aggregate indebtedness method under Rule 15c3-1 which requires that the Company maintain minimum net capital of $250,000. At September 30, 2010, the Company had net capital of $3,541,713, an excess of $3,291,713 over the minimum requirements.

Advances to affiliates, dividend payments and other equity withdrawals are subject to certain notification and other provisions of the SEC Uniform Net Capital Rule and the rules and requirements of other regulatory bodies.



REPORT OF INDEPENDENT ACCOUNTANTS ON APPLYING AGREED-UPON PROCEDURES

To the Board of Directors and Management of
Haywood Securities (USA) Inc.

We have performed the procedures enumerated below, which were agreed to by the Board of Directors and management of **Haywood Securities (USA) Inc.**, the Securities Investor Protection Corporation [SIPC], the Securities and Exchange Commission and the Financial Industry Regulatory Authority, in accordance with Rule 17a-5(e)(4) of the Securities Exchange Act of 1934. We performed the procedures solely to assist the specified parties in evaluating **Haywood Securities (USA) Inc.**'s compliance with the applicable instructions of the General Assessment Reconciliation [Form SIPC-7] for the fiscal period beginning October 1, 2009 and ending September 30, 2010. **Haywood Securities (USA) Inc.**'s management is responsible for **Haywood Securities (USA) Inc.**'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement record entries within Haywood Securities (USA) Inc.'s bank statements. Based on the procedures performed, Ernst & Young noted no issues.
2. Compared the amounts reported on audited Form X-17A-5 with the amounts reported in Form SIPC-7 for the period ended September 30, 2010. Based on the procedures performed, Ernst & Young noted no issues.
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers. Based on the procedures performed, Ernst & Young noted the amounts agree.
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related supporting schedules and working papers supporting the adjustments. Based on the procedures performed, Ernst & Young noted no issues.

We were not engaged to and did not conduct an examination, the objective of which would be the expression of an opinion on compliance with the applicable instructions of the General Assessment Reconciliation [Form SIPC-7] for the fiscal period beginning October 1, 2009 and ending September 30, 2010. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Ernst & Young LLP

Chartered Accountants

Vancouver, Canada,
November 19, 2010.